Mail Stop 4561

April 18, 2007

John W. Weaver, Chairman
AbitibiBowater, Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada H3B 5H2

>   RE: **AbitibiBowater, Inc.**
>   **Registration Statement on Form S-4**
>   **File No. 333-141428**
>   **Date Filed: March 20, 2007**

Dear Mr. Weaver:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In various places throughout the filing, you indicate that 52% of the post-transaction shares will be held by former Bowater stockholders and that 48% of the post-transaction shares will we held by former Abitibi holders. Please discuss the quantitative effect of exchanges by former Bowater Canada holders on the

relative post-transaction ownership interests of each group. Because the Bowater Canada owners are effectively Bowater holders, we presume that exchanges by holders of the exchangeable shares would increase the percentage of AbitibiBowater held by former Bowater shareholders with a corresponding decrease in the percentage held by former Abitibi holders. In appropriate locations, discuss the consideration of Bowater's obligations to the exchangeable share owners and describe how the potential effect of the exchangeable shares on the relative ownership positions was considered in the boards' assessments of the terms of the transaction. Provide corresponding disclosure concerning how this was considered by the financial advisors in rendering their fairness evaluations on the exchange ratio.

2. We note the repeated references to this transaction being deemed "a merger of equals". It appears that you attach some significance to this terminology yet it is not clear from your disclosure what it is that shareholders should understand about the transaction as a "merger of equals" that makes it different from other merger transactions. Clarify the legal significance of the status of the transaction as a "merger of equals" and describe the effect this has on shareholders of both of the constituent groups.

3. We note your disclosures throughout the document and in various press releases which indicate that the proposed combination of Abitibi and Bowater is expected to generate approximately $250 million of annualized cost synergies and improved efficiencies in such areas as production, selling, administrative, distribution and procurement costs. Your disclosures within the registration statement should be revised to clearly address how the expected cost savings will be attained by identifying the specific areas targeted and steps to be taken by management in order to achieve these projected costs savings. Further, your discussion should address both internal and external factors which may impact your ability to achieve these goals.

4. Revise the current disclosures within the registration statement to provide summarized financial and other relevant information necessary for readers to understand preliminary operating results for the quarter ended March 31, 2007 for both Bowater and for Abitibi, if available. We note the Form 8-K filed by Bowater on March 29, 2007.

Cover page

5. The letter to the various stockholders, together with the local jurisdiction notices is the cover page for the prospectus and should comply with Item 501 of Regulation S-K. Refer to Item 1 of Form S-4. Please review and revise to limit the cover page to that information outlined in Item 501 or otherwise key

transaction information. Please eliminate detailed descriptions of the mechanics of the proposed transaction from the portions of the pages that precede the summary voting instructions, or tell us why detailed identifications of all transaction constituents, their jurisdictions of organization and similar details are essential and must be provided in the forepart. See Rule 421(d) of Regulation C. Disclose the maximum number of shares to be issued in the mergers assuming the number of each company's shares outstanding as of the most recent date prior to mailing the materials. Similarly revise throughout the document.

Forward-Looking Statements, page ix

6. We note your statement that the document contains "forward looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. We also note that you include a legend referring to the safe harbor for forward-looking statements in several of the Rule 425 communications filed by Bowater. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes AbitibiBowater's registration on Form S-4.   See Section 27A of the Securities Act of 1933. Please revise the statement on page to delete the reference to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings. In future Rule 425 communications, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you.

7. Refer to your statement that "none of AbitibiBowater, Abitibi or Bowater undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document or to report the occurrence of unanticipated events." Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

Questions and Answers about the Combination and the Meetings, page 1

8. Please disclose the approximate cost of the transaction including all merger-related transaction costs.

9. Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of both companies will receive or have received as a

result of this transaction. Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests.

Questions and Answers About the Combination and the Meetings, page 1

10. Please expand the text at pages 8-9 to summarize the most "important differences" between the rights and privileges of stockholders in the post-transaction Delaware corporation, in comparison to holders of a Canadian corporation.   Your response to this comment should be concise and identify only those changes that are of such significance that shareholders should be alerted to the changes in the summary.

Summary, page 18

11. Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

Termination of the Combination Agreement, page 26

12. We note that each party is obligated to pay the termination fee if the combination agreement is terminated due to an inability to obtain shareholder approval. Include a risk factor highlighting the fact that the combination agreement restricts the ability of both companies' shareholders to engage in alternative transactions that may be more favorable to independent holders, because of the termination fees, including fees payable if either company's shareholders do not approve the transaction.

The Combination, page 64

Opinions of Bowater's Financial Advisors, page

13. Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letters.

14. Disclosure of financial forecasts prepared by management may be required if the forecasts were provided to the other merger party or to that party's financial advisor. Provide the staff with a copy of the projections with your response. In your response letter, please advise us why you have concluded that disclosure of

those projections is not necessary or appropriate. Also disclose the bases for and the nature of the material assumptions underlying the projections.

15. Explain how the Bowater board assessed the significance and reliability of the opinions of its financial advisors, given that a substantial portion of the payment for the opinions was conditioned upon the success of the transaction. For Goldman Sachs and UBS, provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between them and the parties to the transaction during the past two years, and any future contemplated material relationships between the advisor and either party. Discuss any such agreements for future compensation in necessary detail. See Item 1015(b)(4) of Regulation M-A.

16. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Among your revisions, explain what the advisors mean by "implied equity value" and "terminal value."

17. We note the disclaimers that CIBC, Credit Suisse, Goldman and UBS do not assume any responsibility with respect to the data, material and other information provided to it. See pages 76, 83, and 96. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to "unduly rely" or place "undue certainty" on the data and other information. Please revise both the disclosure in this section and the language in the opinion letters.

Material U.S. Federal Income Tax Consequences of the Combination, page 160

18. Please remove all uses of the word "generally" from the summaries of the tax opinions when the word is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty, but counsel

must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

Description of AbitibiBowater Capital Stock, page 194

19. We note the statement that "the shares of AbitibiBowater common stock to be issued pursuant to the combination will be duly authorized, validly issued, fully paid and nonassessable." Be advised that we will review the opinion of counsel when filed and may have comments at that time.

Executive Compensation, page 198

Compensation Discussion and Analysis, page

20. Please provide a discussion of AbitibiBowater's executive compensation plans and/or policies on a going-forward basis.

21. We note disclosure that indicates that particular compensation arrangements have the goal of aligning your executives' interests with those of your stockholders. Revise to clarify your disclosure of this concept so that shareholders will have a clear sense of how your executive compensation programs will be, or have been, designed with this objective in mind.

22. It is not clear how each compensation component and your decisions regarding these elements fit into the registrant's overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). Please revise as appropriate.

23. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. To the extent policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

24. With respect to the engagement of Mercer Human Resources and Hugessen Consulting, Inc, please revise provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, we note your disclosure lacks discussion the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.

Allocation among Elements of Compensation, page 200

25. We note that you believe the various elements of your 2006 compensation program are "consistent with competitive practice." Revise to clearly discuss your policies for allocating between your forms of compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K. Also provide disclosure pursuant to Item 402(b)(vi) of Regulation S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements.

2007 Changes, page 200

26. We note the reference on page 200 of the elimination of the "Mid-Term Incentive Plan". In order for investors to understand this alteration, you have to provide some contextual information about this Plan and how it has historically fit within you overall compensation objectives. In this regard, we note that the first meaningful disclosure of the key aspects of this Plan appear on page 204. Similarly, merely discussing that you have replaced this Plan with increases in annual equity awards does little to assist shareholders in understanding the material differences in these compensatory programs.

Cash Incentive Compensation, page 201

2006 Annual Incentive Plan

27. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses under your incentive plans. Further, we note the disclosure on page 203 that indicates that "some of the performance thresholds were met or exceeded, while others were not met." Please provide insight into the level of difficulty in achieving the corporate goals and milestones set forth in this section. Please see Item 402(b)(2)(vi) of Regulation S-K and Instruction 4 to Item 402(b). Finally, we note your statement that the payment of awards based on performance was "consistent with the policy of paying for performance even in a difficult environment" for the company and its stockholders. Please provide insight into the discretion exercised by the HRCC with respect to any named executive officer that was awarded compensation despite the inability of the company to meet relevant performance thresholds.

Stock-Based Incentive Awards, page 205

28. In the first full paragraph of this subsection, explain your use of the phrase "'best practice pressure'".

Stock Options, page 205

29. Explain what is meant by the phrases "cliff vesting" and "ratable vesting".

Stock Ownership Guidelines, page 206

30. Please disclose the covered individuals who have achieved compliance with the stock ownership guidelines. If there is no compliance to date, so disclose this fact and discuss reasonable timetables for compliance.

Summary Compensation Table, page 212

31. With respect to the information presented in column (h), revise footnote 5 to identify and quantify the separate amounts attributable to paragraphs (c)(2)(viii)(A) and (B) of Item 402 of Regulation S-K.

32. Please provide appropriate disclosure under Item 402(e). This also applies to the "Grants of Plan-Based Awards" table. See Section II.C.3. of Release 33-8732A.

Grants of Plan-Based Awards, page 214

33. The information in the vertical and horizontal columns does not correspond. Please review the table and reconfigure it to ensure that the information is appropriately presented.

34. Please revise the caption for column (l) so that it conforms to the title of the column as set forth in Item 402(d) of Regulation S-K. The specified caption is: "Grant date fair value of stock and option awards". Also, add a footnote to column (l) clarifying that the full grant date fair value of each equity award is computed in accordance with FAS 123R.

35. It is not clear why you have not provided disclosure under columns (c), (e), (f), or (h) of the table. Please refer to the disclosure required paragraphs (d)(2)(iii) and (iv) of Item 402 of Regulation S-K and advise us in this regard.

36. It is not clear why you have disclosed the 50,000 share grant to Mr. Patterson under column (g). Footnote 4 indicates that this award represents a restricted stock unit to Mr. Patterson that vests on May 1, 2007. Please clarify what is meant by the reference to "restricted stock units" and explain the differences, if any, between those "units" and awards of restricted stock. If this is meant to encompass a time-vested restricted stock award, it may need to be disclosed in column (i) of the table. Please revise or advise.

37. The awards disclosed in column (j) for Mr. Patterson aggregate 249,950, however, footnote (2) indicates that the amounts shown in this column represent an award of options to purchase an aggregate of 250,000 shares. Please reconcile. Also, tell us why you have not provided disclosure in column (l) for these option awards.

38. Please clarify the applicability of footnote 8 in your table.

39. It is not clear why you have disclosed in column (f) the awards made to Messrs. Harvey, Monahan, Morris, Ellington, Newman, and Steuart that are subject to footnote (5). In this regard, the footnote categorizes these awards as "discretionary grants of non-qualified stock options by the HRCC under [y]our 2006 Stock Option and Restricted Stock Plan". These awards appear to be time-vested option and restricted stock awards that are not intended to be disclosed in column (f). Please revise or otherwise advise us about the placement of this disclosure.

40. Footnotes (6) and (7) indicates that the awards disclosed in column (j), which correspond to these footnotes, represent awards made under the 2006 Stock Option and Restricted Stock Plan. In your response letter, explain why you concluded that this Plan is an incentive plan and the basis upon which you concluded that disclosure of awards made pursuant to this plan in column (j) are appropriate. Please review this table in its entirety and ensure that the information required to be disclosed is provided in the appropriate location. To the extent corresponding revisions need to be made to the "Outstanding Equity Awards at Fiscal-Year End" table, please revise accordingly.

Pension Benefits, page 218

41. Please provide disclosure pursuant to Item 402(h)(3)(iv)-(v) of Regulation S-K.

42. We note the risk factor disclosure on page 43 that indicates that AbitibiBowater's defined benefit pension plans were under-funded by an aggregate of $940 million. Describe the impact this has on Bowater's pension benefits as disclosed in the section. Given the pro forma analysis, consider whether discussion in compensation discussion and analysis warranted.

Named Executive Officers Resident in Canada, page 220

43. Please consider whether the disclosure in this subsection can be concentrated into several key material concepts that are readily understandable and that fit within your overall compensation discussion. In this regard, you devote extensive disclosure about the Canadian retirement framework as applied to Messrs.

Monahan and Steuart. Some of your disclosure, moreover, employs difficult to understand concepts such as "GAM83" and "RP2000". Please revise your disclosure to present the information in clear and concise fashion. See Section VI of Release 33-8732A.

Nonqualified Deferred Compensation, page 222

44. Please provide a footnote quantifying the extent to which amounts reporting in the contributions [and earnings] columns are reported as compensation in the last fiscal year in the Summary Compensation. See Instruction to Item 402(i)(2).

45. It does not appear as though you have provided any narrative discussion pursuant to Item 402(i)(3). Please make appropriate disclosure as required by the Item requirement.

Transactions with Related Persons, page 225

46. Please provide the full information required by Item 404(b) of Regulation S-K.

Board and Committee Meetings, page 228

47. Please provide an explanation or a legend describing the significance of the boxed "x" in the Committee Membership chart.

Director Compensation, page 232

48. For each director, disclose by footnote to column (c), the grant date fair value pf each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv).

49. With respect to the stock awards reported in column (c), you should disclose in the footnote the assumptions made in the valuation by reference to a discussion of those assumptions in Bowater's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k). Also, on an individual basis, either in the narrative or by footnote, please describe the type of equity compensation that comprises each stock award.

Part II – Information Not Required in Prospectus

Exhibits

8.1 - 8.4 - Tax Opinions

50. It appears that you intend to file forms of the tax opinions. Because the receipt of tax opinions is a waivable condition to the combination, you must file executed opinions prior to effectiveness. In addition, please confirm that you will file the closing opinions on Form 8-K.

Exhibit 99.1-Consent of CIBC World Markets Inc.

51. Please revise the final sentence of this consent to eliminate the references to CIBC's intent concerning reliance upon the opinion.

Undertakings, page II-3

52. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Annex A: Audited Consolidated Balance Sheet of AbitibiBowater Inc.

Audit Report of Independent Registered Public Accounting Firm, page A-1

53. Revise to remove the preamble language from this audit report.

Annex B: Unaudited Pro Forma Condensed Combined Financial Information of AbitibiBowater, page B-1

54. Tell us how you determined that Bowater was the accounting acquirer. In your response, address the guidance in paragraphs 16-18 of SFAS 141.

55. We note that you indicate the actual purchase price allocation will be based on final valuations that are currently being performed. Revise to disclose the status of these valuations. If the information presented continues to be based upon preliminary valuation estimates, where the amounts could differ materially from those reflected in the pro forma financial statements provided, revise to provide a sensitivity analysis that quantifies the potential impact on the pro forma information.

56. We note that certain stock options, appreciation rights and stock-based awards are required to be repurchased by Bowater in accordance with the applicable terms pursuant to which they were issued. These repurchases appear to represent

material non-recurring charges which result directly from the transaction and which will be included in income within 12 months of the transaction. Accordingly, this information should be clearly disclosed including an indication that this item was not included in the pro forma presentation. Please revise.

57. We note pro forma adjustment "B" which reflects the conforming of accounting policies to accurately reflect the accounting for capitalized costs for secondary and tertiary roads. Describe to us, in greater detail, the nature of this pro forma adjustment.

58. We note pro forma adjustment "G" which reflects the reclassification of debt from long term to short term in order to "harmonize" the presentation. Describe to us, in greater detail, the nature of this pro forma adjustment.

Bowater Incorporated Form 10-K filed for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

59. It does not appear that Bowater has provided a separate discussion within MD&A of the nature of, and reasons for the changes in, "other income, net" for the periods presented. Please revise to add these disclosures or tell us why such disclosure is not necessary.

Product Line Information, pages 25-32

60. We note that it is difficult to directly evaluate changes in the income statement related to sales and manufacturing costs using the tables on pages 25 to 32. When evaluating sales, the structure of this tabular analysis results in a reader being presented only with the impact on operating income driven by product pricing rather than the impact of both pricing and shipment levels. Despite the discussion of pricing and shipment variables in the narrative, the analyses appear disconnected from the income statement line items. We have similar concerns related to the manufacturing cost disclosures as it is unclear how amounts provided in the tables relate to the income statement. Revise Bowater's MD&A to ensure readers can evaluate changes to the income statement line items in accordance with Instruction 4 to Item 303(a) of Regulation S-K or tell us why you believe the current disclosure is sufficiently clear.

Critical Accounting Estimates, page 39

61. We note that Bowater refers to the assistance of an independent third party in determining the fair value of the assets and liabilities of its reporting units. We further note that Bowater refers to an independent actuarial firm that performed an actuarial valuation of the values of its pension and postretirement plans' assets and benefits obligations. Tell us how you considered Rule 436(b) of Regulation C with respect to identifying these third parties as experts and obtaining written consents in connection with the filing of your registration statement. We have similar concerns with respect to Abitibi's reference to independent actuaries.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation

Ponderay Newsprint Company, page 49

62. We note that Bowater holds a 40% interest and is the managing partner of Ponderay Newsprint Company, an unconsolidated entity. Please explain to us how Bowater evaluated whether this partnership should be consolidated and refer to the relevant accounting guidance that supports their treatment.

Note 2. Accounting Policies

Basic and Diluted Earnings Per Share, page 55

63. Please tell us how Bowater considered whether earnings per share should be presented using the two-class method due to the existence of the exchangeable shares. Also, tell us how this was considered for purposes of preparing the pro forma financial information within your registration statement.

Note 25. Segment Information, page 83

64. We note that Bowater's sales to related parties appear to have been in excess of 10% of consolidated sales in 2006 and 2004. Please revise to report this information on the face of the statements of operations in accordance with Rule 4-08(k) of Regulation S-X or tell us why such revision is not necessary.

Abitibi-Consolidated Inc. Form 40-F for the period ended December 31, 2006

Exhibit 99.2. Management's Discussion and Analysis

65. We are still considering Abitibi's use of non-GAAP information throughout this document. Comments, if any, will be sent under separate cover.

Exhibit 99.3. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 29. Differences between Canadian and US GAAP

d) 3) Joint Ventures, page 32

66. Based on the information included in Note 14, "Investments in Joint Ventures," it appears that Abitibi has a 51% controlling interest in the Star Lake Hydro Partnership. Further, it is unclear as to the percentage of ownership in the I-Joist mills joint venture in Quebec. Provide us with additional information so that we may understand Abitibi's consolidation policy for purposes of reporting under U.S. GAAP. Additionally, tell us how the accounting for dividends or cash distributions received from investments in these joint ventures is different under Canadian and U.S. GAAP. Refer to the disclosures in section d) 8).

d) 9) Discontinued Operations, page 34

67. Abitibi indicates that, under U.S. GAAP, the amount for each category of cash flows from discontinued operations presented in Note 9 to its financial statements would be presented directly on the statements of cash flows. Please tell us why the amounts in Note 9, which appear to be calculated pursuant to Canadian GAAP, would represent the corresponding U.S. GAAP amounts considering that discontinued operations are defined differently under each set of accounting principles.

d) 10) Research and Development Tax Credits, page 34

68. We note the disclosures provided in Note 10 for research and development tax credits. Tell us where these adjustments have been reflected within the information presented within sections (a)-(c).

Bowater Form 8-K filed February 6, 2007 and Abitibi Form 6-K filed February 9, 2007

69. We believe the non-GAAP (i.e. GAAP adjusted for special items) partial operating statement columnar format appearing in Bowater's earnings release may create the unwarranted impression to investors that the non-GAAP partial operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including partial non-GAAP financial statements as a "measure." Please confirm that you will not include such a presentation in future filings of the combined company, or explain to us in reasonable detail why such a presentation would be justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

70. Please confirm to us that the future earnings releases of the combined company will provide more robust disclosures than the combining companies with respect to the following for non-GAAP measurements that exclude recurring charges:

- The manner in which you use each non-GAAP measure to conduct or evaluate your business;
- The economic substance behind your decision to use each measure;
- The material limitations associated with use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure;
- The manner in which you compensate for these limitations when using the non-GAAP measures; and
- The substantive reasons why you believe the non-GAAP measures provide useful information to investors.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Marc Thomas at (202) 551-3452 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at

(202) 551-3397 or me at (202) 551-3462. If you need further assistance, please contact
Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Toby S. Myerson
       Paul, Weiss, Rifkind, Wharton, and Garrison
       by facsimile at 212-373-2753

John W. Weaver
AbitibiBowater, Inc.
April 18, 2007
Page - 18 -